(All amounts in $US)

For Immediate Release	TSX: THO

TAHOE ANNOUNCES ADDITION TO BOARD OF DIRECTORS
First quarter financials also released

Vancouver, B.C. (May 3, 2011) – Tahoe Resources Inc. (TSX: THO) is pleased to announce the election of Tanya Jakusconek to the Company’s Board of Directors. Ms. Jakusconek is a highly regarded precious metals analyst who covers mining companies in North America, and has been honoured on numerous occasions as the “TopGun Analyst” in the precious metals and diamonds sector for Canada. For the past decade she has been rated among the top three analysts in the sector by Brendan Wood International.

Ms. Jakusconek has a B.Sc. in Geology, and an M.Sc. Applied (MINEX) both from McGill University. She most recently held the position of Director of Equity Research-Precious Metals Analyst at the National Bank Financial. Ms. Jakusconek resides in Toronto.

Tahoe has released financials for 1Q 2011. The Company ended the first quarter 2011 with working capital of $442 million, compared to $433.9 million as at December 31, 2010. The complete set of the Company’s unaudited consolidated financial statements and the MD&A for the 1Q 2011 will be posted today on SEDAR at www.sedar.com and Tahoe’s website.

In other Company news, the Board of Directors approved an exploration budget increase from $6 million to $12 million, expanding planned drilling to 65,000 metres for the year. Tahoe plans to employ seven surface drill rigs on-site through the remainder of 2011. Work is underway to commence driving the East and West development declines into the Escobal vein system. The first twin boom jumbo is being commissioned and blasthole drilling and tunneling in the decline areas is scheduled by mid-month. Recent Escobal construction photos are posted on Tahoe’s website.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Business Director
investors@tahoeresourcesinc.com
Tel: 775-448-5807           Mobile: 775-771-1461           Fax: 775-562-8888